Exhibit 99.1

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

JUNE 27, 2024

REPORT OF VOTING RESULTS

in accordance with section 11.3 of Regulation 51-102 respecting Continuous Disclosure Obligations

Following the annual general and special meeting of shareholders of Nouveau Monde Graphite Inc. (the “Corporation”) held on June 27, 2024 (the “Meeting”), we hereby advise you of the results of the votes cast at the Meeting.

1.            Election of Directors

Based on the proxies received and the votes cast at the Meeting, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting. Accordingly, the results are set out below:

Name of Nominee	Outcome	Votes in Favour	% Votes in Favour	Votes Withheld	% Votes Withheld
Stephanie Anderson	Elected	44,178,608	99.78%	99,409	0.22%
Daniel Buron	Elected	44,172,257	99.76%	105,759	0.24%
Eric Desaulniers	Elected	44,137,201	99.68%	140,815	0.32%
Arne H. Frandsen	Elected	44,100,938	99.60%	177,078	0.40%
Jürgen Köhler	Elected	44,046,203	99.48%	231,813	0.52%
Nathalie Pilon	Elected	44,181,060	99.78%	96,957	0.22%
James Scarlett	Elected	44,060,774	99.51%	217,242	0.49%
Andrew Willis	Elected	43,399,924	99.37%	278,092	0.63%

2.            Appointment of the External Auditor and Authorization Given to Directors to set its Compensation

Based on the proxies received and the votes cast at the Meeting, PricewaterhouseCoopers L.L.P. was appointed as an external auditor of the Corporation for the ensuing year and the directors were authorized to set its compensation, with the following results:

Votes in Favour	% Votes in Favour	Votes Withheld	% Votes Withheld
48,025,453	99.86%	65,632	0.14%

3.            Ratification and Confirmation of the Corporation’s Stock Option Plan

Based on the proxies received and the votes cast at the Meeting, the stock option plan adopted by the Board of Directors of the Corporation on April 18, 2018 was ratified and confirmed for an additional year, with the following results:

Votes in Favour	% Votes in Favour	Votes Against	% Votes Against
43,390,421	98%	887,595	2%